

07005088

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAV-Wetherly Financial, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company, LLP
(Name – *if individual, state last, first, middle name*)

246 First Street, 5th Floor	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAV-Wetherly Financial, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTZEL M. CASTILLO
COMM #1650995
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires APR. 9, 2010

Signature

FINOP
Title

Rutzel M. Castillo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAV-WETHERLY FINANCIAL, L.P.
TABLE OF CONTENTS
For the years ended December 31, 2006 and 2005


NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Partners of DAV-Wetherly Financial, L.P.:

We have audited the accompanying statements of financial condition of DAV-Wetherly Financial, L.P. as of December 31, 2006 and 2005, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the DAV-Wetherly Financial, L.P.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac + Company LLP

San Francisco, California
February 23, 2007

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 432,595	$ 396,035
Fees receivable	12,333,787	6,104,194
Advance to related party	705,290	9,056
Prepaid expenses	14,788	14,788
Total assets	$ 13,486,460	$ 6,524,073
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accrued expenses	$ 20,000	$ 750
Commissions payable	2,392,967	1,277,055
Total liabilities	2,412,967	1,277,805
Partners' capital	11,073,493	5,246,268
Total liabilities and partners' capital	$ 13,486,460	$ 6,524,073

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.

STATEMENTS OF INCOME

For the years ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Fees	$ 18,519,907	$ 5,738,064
Interest income	47	33
Total revenue	18,519,954	5,738,097
EXPENSES		
Salaries	1,845,000	1,050,000
Fee commissions	3,641,010	966,375
General and administrative	950,319	652,555
Bad debt expense	506,400	-
Total expenses	6,942,729	2,668,930
Net income	$ 11,577,225	$ 3,069,167

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the years ended December 31, 2006 and 2005

	General Partner	Limited Partner	Total Partners' Capital
Balance, January 1, 2005	$ 34,971	$ 3,462,130	$ 3,497,101
Distributions	(13,200)	(1,306,800)	(1,320,000)
Net income	30,692	3,038,475	3,069,167
Balance, December 31, 2005	52,463	5,193,805	5,246,268
Distributions	(57,500)	(5,692,500)	(5,750,000)
Net income	115,772	11,461,453	11,577,225
Balance, December 31, 2006	$ 110,735	$ 10,962,758	$ 11,073,493

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 11,577,225	$ 3,069,167
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense	506,400	-
Increase in fees receivable	(6,735,993)	(1,661,856)
Increase in advance to related party	(696,234)	(9,056)
Increase in prepaid expenses	-	(14,788)
Decrease in accrued expenses	19,250	(54,480)
Increase in commissions payable	1,115,912	180,611
Net cash provided by operating activities	5,786,560	1,509,598
Cash flows from financing activities:		
Capital distributions	(5,750,000)	(1,320,000)
Net increase in cash and cash equivalents	36,560	189,598
Cash and cash equivalents, at the beginning of the year	396,035	206,437
Cash and cash equivalents, at the end of the year	$ 432,595	$ 396,035

see notes to financial statements

DAV-WETHERLY FINANCIAL, L.P.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

1. Organization

DAV-Wetherly Financial, L.P. (the "Partnership"), a California limited partnership, was formed on July 3, 2001 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC ("WM")	1% General Partner
Wetherly Capital Group, LLC ("WCG")	99% Limited Partner

Pursuant to the Amended and Restated Limited Partnership Agreement of DAV-Wetherly Financial, L.P. dated July 3, 2001, distributions as well as Partnership profits and losses are allocated to the partners in accordance with the partner's respective interests.

The Partnership is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i) of that rule. The Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Securities Investor Protection Corporation (the "SIPC").

2. Summary of significant accounting policies

Method of accounting
The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. The Partnership's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of credit risk
The Partnership places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. The Partnership has not experienced any losses in such accounts.

Income taxes
Income taxes on partnership income are levied on the partners in their individual capacity. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less at date of acquisition.

DAV-WETHERLY FINANCIAL, L.P.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2006 and 2005

2. Summary of significant accounting policies (continued)

Fees receivable and commissions payable
Fees receivable consists of earned, but unpaid, fee revenues which will typically be collected within 24 months of being earned. Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectibility, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary During 2006, fees receivable totaling $506,400 were deemed uncollectible and charged to bad debt expense.

The future scheduled collection of fees receivable and payment of commissions payable at December 31, 2006 are as follows:

	Fees receivable	Commissions Payable
2007	$ 8,416,860	$ 1,659,043
2008	3,146,093	589,491
2009	770,834	144,433
Total	$ 12,333,787	$ 2,392,967

Fee revenues
Fee revenues consist of both nonrefundable placement fee revenues and nonrefundable retainer fees. The Partnership earns placement fees by structuring and selling private offerings to institutional investors. Nonrefundable placement fees are recognized upon execution of the corresponding capital commitment agreements. The Partnership earns retainer fees upon performance of services, which is generally over the term of the related contract.

Commissions and expenses
Commission expense is recognized when the related placement fee revenue is earned. All other expenses are recognized when incurred.

3. Net capital requirements

The Partnership is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "SEC") under rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Partnership does not receive or hold customer securities or cash. Minimum net capital required by the SEC under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2006 and 2005, the Partnership had net capital of $330,641 and $279,257, respectively, and required net capital of $111,992.

4. Related party transactions

Expense allocation

Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis on an Expense Sharing Agreement between the Partnership and WCG dated July 30, 2002. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership. Salaried and administrative overhead allocated to the Partnership for the year ended December 31, 2006 and 2005 was $3,301,719 and $1,702,555. As of December 31, 2006 and 2005, $705,290 and $9,056, respectively, was due to the Partnership from WCG for advances made by the Partnership to WCG in connection with the salaries and general and administration expense allocations.

5. Office lease

On February 25, 2004, Wetherly Capital, LLC (the "Lessee") made a second amendment to the office lease agreement with Arden Realty Limited Partnership (the "Lessor") to lease office space in the World Savings building located at 11601 Wilshire Boulevard, Los Angeles, California. The rent expense is paid by WCG, and a ratable portion is allocated to the Partnership based on estimates made by management pursuant to the Expense Sharing Agreement. During 2006 and 2005, rent expense of $101,690 and $106,381, respectively, was included in general and administrative expense on the accompanying statements of income. The term of the lease was extended for 5 years and ends on February 24, 2009. The Lessee allocates 90% of the office lease expense to the Partnership. The Lessee is required to make minimum monthly base lease payments as follows:

February 25, 2006 to February 24, 2007	$ 126,716
February 25, 2007 to February 24, 2008	127,008
February 25, 2008 to February 24, 2009	131,088

SUPPLEMENTAL INFORMATION

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATION OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2006 and 2005

	2006	2005
Total partners' capital at end of year	$ 11,073,493	$ 5,246,268
Adjustments:	11,073,493	5,246,268
Non-allowable assets:		
Fees receivable, net of related commissions payable	(10,022,774)	(4,943,167)
Other assets	(720,078)	(23,844)
Net capital	$ 330,641	$ 279,257
Aggregate indebtedness ("AI")		
Commissions payable within 12 months	$ 1,659,043	$ 1,042,715
Accrued expenses	20,000	750
Aggregate indebtedness	$ 1,679,043	$ 1,043,465
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI)	$ 111,992	$ 69,599
Excess net capital	$ 218,649	$ 209,658
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 162,737	$ 174,911
Ratio of net capital to aggregate indebtedness	19.69%	26.76%

DAV-WETHERLY FINANCIAL, L.P.
RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2006 and 2005

	2006	2005
Net capital per unaudited FOCUS report	$ 350,642	$ 248,859
Audit and other adjustments	(20,001)	30,398
Net capital per auditors' computations	$ 330,641	$ 279,257

DAV-WETHERLY FINANCIAL, L.P.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2006 and 2005

Exemptive provision:

In the opinion of management, DAV-Wetherly Financial, L.P. is exempt from the provisions including information relating to the possession or control requirements and the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The firm operates under the 15c3-3(k)(2)(i) exemption in that DAV-Wetherly Financial, L.P. does not receive, hold or otherwise perform custodial functions relating to customer securities.


NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Partners of DAV-Wetherly Financial, L.P.:

In planning and performing the audits of the financial statements and supplemental schedules of DAV-Wetherly Financial, L.P. (the "Partnership") for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate as of December 31, 2006 and 2005 to meet the SECs objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealer, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 23, 2007

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate ( ) [0011]

Name of Broker Dealer: DAV/WETHERLY FINANCIAL, L.P. [0013]

SEC File Number: 8- 65235 [0014]

Address of Principal Place of Business: 11601 WILSHIRE BLVD., SUITE 30 [0020]

LOS ANGELES [0021] CA [0022] 90025 [0023]

Firm ID: 119951 [0015]

For Period Beginning 10/01/2006 [0024] And Ending 12/31/2006 [0025]

Name and telephone number of person to contact in regard to this report:

Name: George M. Russo [0030] Phone: (805)573-1856 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	432,595 [0200]		432,595 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	2,698,912 [0300]	9,884,874 [0550]	12,583,786 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	705,290 [0670]	705,290 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	14,788 [0735]	14,788 [0930]
12. **TOTAL ASSETS**	3,131,507 [0540]	10,604,952 [0740]	13,736,459 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,559,065 [1205]	1,221,800 [1385]	2,780,865 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]				
2. Includes equity subordination (15c3-1(d)) of ____ [1010]				
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	1,559,065 [1230]	1,221,800 [1450]	2,780,865 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	10,955,594 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	10,955,594 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	13,736,459 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**		[3938]
	c. **All other securities commissions**		[3939]
	d. **Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services	6,529,784	[3975]
8.	Other revenue	12	[3995]
9.	Total revenue	6,529,796	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits	1,643,250	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses	5,537	[4195]
15.	Other expenses	299,495	[4100]
16.	Total expenses	1,948,282	

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		4,581,514 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		4,581,514 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,068,654 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 10,955,594 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 10,955,594 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 10,955,594 [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 10,604,952 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — -10,604,952 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 350,642 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			350,642 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	103,937 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	103,937 [3760]
14. Excess net capital (line 10 less 13)	246,705 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	194,735 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		1,559,065 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		1,559,065 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 445 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		8,874,080 [4240]
A.	**Net income (loss)**		4,581,514 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	-2,500,000 [4270]
2.	Balance, end of period (From item 1800)		10,955,594 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

